TENNYSON
NETWORKS LIMITED

03 JUL 22 AM 7:21

July 19, 2003

By Facsimile
0015 1 202 942 9624
4 pages

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporation
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03024717

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. ASIC Form 207 dated 17 July 2003 **re: Notification of Share Issue**
2. ASIC Form 304 dated 17 July 2003 **re: Notification of Change to Office Holders**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Enclosure

dlw 7/22

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

207 page 1/1 31 May 1999

ASIC registered agent number

lodging party or agent name Tennyson Networks Limited

office, level, building name or PO Box no.

street number & name 14 Business Park Drive

suburb/city Notting Hill state/territory Vic postcode 3168

telephone (03) 8558 0424

facsimile (03) 8558 0484

DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Law
254X(1)

company name Tennyson Networks Limited

A.C.N. 009 805 298

Details of the issue

date of issue (d/m/y) 17 / 07 / 2003 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Fully Paid

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary Fully Paid	8,960,000	$0.03	

For Public companies

Have all shares been issued for cash only? Yes ☒ No ☐

If no, and shares have been issued for non-cash consideration and **not** under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name Richard A. Pullia capacity Secretary

sign here [signature] date 17 / 07 / 03

ASIC registered agent number

lodging party or agent name TENNYSON NETWORKS LIMITED

office, level, business name or PO Box no.

street number & name 14 BUSINESS PARK DRIVE

suburb/city NOTTING HILL state/territory VIC postcode 3168

telephone (03) 8558 0400

facsimile (03) 8558 0484

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Law

205B & 601CV(1)

corporation name TENNYSON NETWORKS LIMITED

ACN or ARBN 009 805 298

type of change ☒ new appointment ☒ ceasing to hold office ☐ change of name of officeholder ☐ change of address of officeholder

New appointment

family name FLETCHER **given names** JOHN WESLEY

former names

residential address 110 KING ROAD

suburb/city HARKAWAY state/territory VIC postcode 3806

country (if not Australia)

date of birth (d/m/y) 31/ 5 /1951 place of birth (town/city) SYDNEY (state/country) NSW

office held & date appointed ☒ director 16/ 7 /03 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

---

family name RUBYTHON **given names** GEOFFREY JOHN

former names

residential address UNIT 1, 694 ORRONG ROAD

suburb/city TOORAK state/territory VIC postcode 3142

country (if not Australia)

date of birth (d/m/y) 15 / 3 / 1946 place of birth (town/city) (state/country) INDIA

office held & date appointed ☒ director 16 / 7 /03 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

---

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name WOSS given names RONALD WARREN
date of birth (d/m/y) 08 / 05 / 1942 place of birth PERTH
date ceased (d/m/y) 17 / 07 / 03 office held ☒ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / place of birth (town/city) (state/country)
new name (if changed)
date of change (d/m/y) / /
new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia)
date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / place of birth (town/city) (state/country)
new name (if changed)
date of change (d/m/y) / /
new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia)
date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / place of birth (town/city) (state/country)
new name (if changed)
date of change (d/m/y) / /
new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia)
date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.
print name RICHARD A PULLIA capacity SECRETARY



sign here [signature] date 17 / 07 / 2003